March 13, 2006
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail
CKE Restaurants, Inc.
Theodore Abajian, Executive Vice President and Chief Financial
Officer
6307 Carpinteria Ave. Ste. A
Carpinteria, California 93013

		Re:	CKE Restaurants, Inc.
			Form 10-K for the Year Ended January 31, 2005
       			File 001-11313

Dear Mr. Abajian:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.



      Sincerely,



      David R. Humphrey
      Branch Chief-Accountant

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Theodore Abajian, Executive Vice President and Chief Financial
Officer
CKE Restaurants, Inc.
January 31, 2006
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